UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period ended December 31, 2005

Commission file number 001-09553

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

WESTINGHOUSE SAVINGS PROGRAM

(Full title of the plan)

CBS Corporation

(Name of issuer of the securities held pursuant to the plan)

51 W. 52nd Street

New York, New York 10019

(Address of principal executive offices)

WESTINGHOUSE SAVINGS PROGRAM

FINANCIAL STATEMENTS AND EXHIBIT

DECEMBER 31, 2005

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of net assets available for benefits at December 31, 2005 and December 31, 2004	2

Statement of changes in net assets available for benefits
for the year ended December 31, 2005	3

Notes to financial statements	4–11

Supplemental Schedule:
Schedule H, line 4i, Schedule of Assets Held at End of Year	S-1–S-12

All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA are omitted as not applicable or not required.

Signatures	S-13

Exhibit:
23.1-Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Westinghouse Savings Program:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Westinghouse Savings Program (the “Plan”) at December 31, 2004 and December 31, 2005 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 23, 2006

WESTINGHOUSE SAVINGS PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	At December 31,
	2005	2004
Assets
Investments	$1,656,177	$1,768,896
Investments in master trust investment accounts	148,789	152,161

Receivables:
Interest and dividends	6,503	6,847
Due from broker for securities sold, net	1,442	820
Total assets	1,812,911	1,928,724

Liabilities
Investment manager fees payable	166	185
Other liabilities	1,900	856
Net assets available for benefits	$1,810,845	$1,927,683

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE SAVINGS PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

Year Ended December 31, 2005

Additions to net assets attributed to:

Investment Income:
Interest	$ 76,523
Dividends	4,749
Income from master trust investment accounts	7,825

Total additions	89,097

Deductions from net assets attributed to:

Benefits paid to participants	(192,086)

Net depreciation in fair value of investments	(12,165)

Plan expenses	(1,684)

Total deductions	(205,935)

Net decrease	(116,838)

Net assets available for benefits, beginning of year	1,927,683

Net assets available for benefits, end of year	$ 1,810,845

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION

The following is a brief description of the Westinghouse Savings Program (the “Plan”) and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan was originally established by Westinghouse Electric Corporation.

All participants of the Plan are retirees or terminated employees who are fully vested. No contributions can be made to the Plan and no new loans may be requested. All participant accounts are participant directed.

The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended, (the “Code”) and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by a retirement committee appointed by the Company’s Board of Directors.

Mellon Bank, N.A. (the “Trustee”) is the trustee and custodian of the Plan. Certain Plan investments are shares of funds managed by the Trustee or companies affiliated with the Trustee and therefore qualify as a party-in-interest transaction. In addition, certain Plan investments are shares of former Viacom Inc. (“Former Viacom”) and therefore qualify as a party-in-interest transaction.

Participant Accounts

Each participant’s account is credited with the participant’s share of the investment income and any realized or unrealized gains or losses of the Plan assets, net of certain plan expenses.

Plan participants have the option of investing their account balances among fourteen investment options. These investment options include master trust investment accounts (“Master Trust Investment Accounts” or “MTIAs”), commingled trust funds (“common collective trusts”) and registered investment companies (mutual funds). In addition, participants have the option of investing their account balance in Former Viacom class B common stock. On December 31, 2005, Former Viacom was separated into two publicly traded entities, CBS Corporation (the “Company” or “CBS Corp.”) and new Viacom Inc. (“New Viacom”) (the “Separation”). The Separation was accomplished pursuant to a merger in which a subsidiary of Former Viacom was merged with and into Former Viacom, with Former Viacom continuing as the surviving entity. On December 31, 2005, Former Viacom was renamed “CBS Corporation.” As a result of the Separation, each outstanding share of Former Viacom class B common stock was converted into .5 of a share of CBS Corp. Class B Common Stock and .5 of a share of New Viacom class B common stock (“Share Conversion”). Participant accounts were adjusted to reflect the Share Conversion on January 3, 2006, the first day of trading for CBS Corp. and New Viacom common stock.

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

Loans Outstanding

There are no loans outstanding as of December 31, 2005. As the Plan is frozen, no new loans can be requested.

Distributions and Withdrawals

Participants in the Plan, or their beneficiaries, may receive their account balances either in a lump sum, in installments over a period of up to 20 years, or through unlimited withdrawals at any time in the event of retirement. Participants must receive a required minimum distribution upon attainment of age 70 1/2.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan’s investment funds. Certain administrative expenses, such as legal and accounting fees, may be paid by the Plan or may be paid by the Company. The Plan paid in the amount of $602,814, to Mellon Bank, a party-in-interest, or its affiliates, for trustee, record keeping and accounting services provided during the year.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

Former Viacom class B common stock is reported at fair value based on quoted market prices on national security exchanges. Investments in registered investment companies are reported at fair value based on quoted market prices representing the net asset value of the units held by the Plan. The fair value of investments in commingled trust funds is determined by each fund’s trustee based upon the fair value of the underlying securities. Guaranteed investment contracts and synthetic guaranteed investment contracts are fully benefit-responsive and are therefore reported at contract value, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments.

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

Interest in Master Trust Investment Accounts

The Company entered into a master trust agreement (the “Master Trust”) to invest the assets of the Plan as well as the CBS 401(k) Plan, a defined contribution plan also sponsored by the Company. Pursuant to the Master Trust, the Trustee has created five MTIAs. Prior to April 1, 2005, the MTIAs consisted of the Wellington Growth Portfolio, the Barclays Global Investors S&P 500 Index Fund, Mellon Bank EB SMAM Aggregate Bond Index Fund and the Boston Company Large Cap Value Fund. In April 2005, the Boston Company Large Cap Value Fund was replaced with the Dodge & Cox Value Equity Fund, and the Franklin Portfolio Mid Cap Stock Fund was created to replace the Fidelity Mid Cap Stock Fund, a previously-available registered investment company. The Mellon Bank EB SMAM Aggregate Bond Index Fund and The Boston Company Large Cap Value Fund are each managed by a division or affiliate of the Trustee, a party-in-interest to the Plan. Prior to forming the MTIAs, these investments were held by the plan as commingled trust funds. Each of these MTIAs is maintained exclusively for the Master Trust. Each participating plan has an undivided interest in the MTIAs.

The fair value of a unit of participation in all MTIAs is determined by the Trustee based on the quoted market prices of the underlying securities. Net investment assets and net earnings/losses on the MTIAs are allocated daily to the plans investing in the MTIAs based on each plan’s proportionate interest. Income is distributed to participants based on their respective account balances.

Security Transactions

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Recent Pronouncements

On December 29, 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-1-1 “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans” effective for periods ending after December 15, 2006. This FSP clarifies the definition of fully benefit responsive investment contracts and establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans.  In addition, benefit responsive investment contracts which are currently stated at contract value, will be stated at fair value. Based on the fair value of benefit responsive investment contracts at December 31, 2005, the adoption of this FSP would not have a material impact on the net assets available for benefits.

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 3—RISKS AND UNCERTAINTIES

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate fluctuations, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in investment values in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the related statement of changes in net assets available for benefits.

NOTE 4—INVESTMENTS

The following table presents the Plan’s investments:

	At December 31,
	2005	2004
Common collective trusts	$103,793	$82,391
Common stock	72,482	99,334
Guaranteed investment contracts, at contract value	240,184	303,188
Registered investment companies	94,284	120,583
Synthetic guaranteed investment contracts, at contract value	1,145,434	1,163,400
Investments	$1,656,177	$1,768,896

At December 31, 2005 and 2004, the fair value of the investments at contract value in the aggregate was approximately $1,402,278,216 and $1,534,212,869 respectively.

A synthetic guaranteed investment contract provides for guaranteed returns on principal over a specified period of time through benefit responsive wrapper contracts issued by a third party which are backed by underlying assets. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. Included in the contract value of the synthetic guaranteed investment contracts is $(17,950,363) and $11,879,301 at December 31, 2005 and 2004, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts is (less than) greater than the value of the underlying assets.

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

The following table presents the assets, by type, that support the Plan’s synthetic guaranteed investment contracts:

	At December 31,	At December 31,
	2005	2004
Cash and cash equivalents	$109,589	$56,574
Common collective trusts	399,419	727,587
Fixed income	739,352	393,748
Futures	(410)	(2,542)
Swaps	(9)	(88)
Net payables	(120,457)	—
	$1,127,484	$1,175,279

The average blended yield of all the investment contracts for the year ended December 31, 2005 was 5.14%. The weighted average crediting interest rates as of December 31, 2005 and 2004 was 5.10% and 5.21%, respectively.

The following table presents the values of investments representing 5% or more of the Plan’s net assets:

	At December 31,
	2005	2004
Investment contracts, at contract value:
Monumental Life Insurance MDA00303TR	$428,755	$407,451
Union Bank of Switzerland No. 3071	$352,992	$335,293
CDC Financial Products, Inc. No. 1222-01	$276,356	$262,574
Barclays Global Investors S&P 500 Index Fund MTIA	$92,827	$106,695
CDC Financial Products, Inc. BR-222-06	$87,331	$110,011
Former Viacom class B common stock, at fair value(a)	$72,482	$99,254

(a) The Share Conversion has not been reflected as of December 31, 2005 since trading of CBS Corp. and New Viacom common stock did not commence until January 3, 2006.

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) as follows:

Commingled trusts	$1,791
Registered investment companies	(5,184)
Former Viacom class B common stock	(8,772)
Net depreciation	$(12,165)

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 5—INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated December 18, 2001 that the Plan continues to satisfy the requirements of 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code and as such does not require a new determination letter at this time. In addition, the plan administrator does not believe that a new determination letter is required as result of the Separation.

NOTE 6—TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board of Directors to amend or terminate the Plan provided that such action does not adversely affect amounts credited to the participant’s account prior to termination.

In the event that the Plan is terminated, the Plan provides that the net assets of the Plan be distributed to participants based on their respective account balances.

NOTE 7—INVESTMENT IN MASTER TRUST INVESTMENT ACCOUNTS

The value of the Plan’s interest in the total investments of the MTIAs were as follows:

	At December 31,
	2005	2004
Barclays Global Investors S&P 500 Index Fund	15.98%	18.12%
Dodge & Cox Value Equity Fund	8.57%	—%
Franklin Portfolio Mid Cap Stock Fund	17.98%	—%
Mellon Bank EB SMAM Aggregate Bond Index Fund	4.05%	5.97%
The Boston Company Large Cap Value Fund	—%	4.76%
Wellington Growth Portfolio	17.18%	19.87%

See Note 2 for a description of the MTIAs.

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

The following table presents the investments held by the MTIAs:

	At December 31,
	2005	2004
Barclays Global Investors S&P 500 Index Fund (a)	$581,051	$588,773
Dodge & Cox Value Equity Fund, at fair value:
Common stocks	111,453	—
Common collective trust	4,865	—
Franklin Portfolio Mid Cap Stock Fund, at fair value:
Common stocks	63,142	—
Common collective trust	400	—
Mellon Bank EB SMAM Aggregate Bond Index Fund(a)	63,129	60,919
The Boston Company Large Cap Value Fund(a)	─	86,303
Wellington Growth Portfolio, at fair value:
Common stocks	185,027	188,276
Common collective trust	309	2,300
Net investments held by the MTIAs	$1,009,376	$926,571

(a) Invested entirely in commingled trust funds.

Investment income of the MTIAs was as follows:

Year Ended December 31, 2005
Dividends	$3,254
Interest income	281
Net appreciation of commingled trusts funds	30,185
Net appreciation of Dodge & Cox Value Equity Fund	7,689
Net appreciation of Franklin Portfolio Mid Cap Stock Fund	4,914
Net appreciation of Wellington Growth Portfolio	8,212
Investment manager fees	(1,433)
Net investment income of the MTIAs	$53,102

NOTE 8—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2005	2004
Net assets available for benefits per the financial statements	$1,810,845	$1,927,683
Amounts allocated to withdrawing participants	(607)	(3,889)
Net assets available for benefits per the Form 5500	$1,810,238	$1,923,794

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500 for the 2005 Plan year:

Year Ended December 31, 2005
Benefits paid to participants per the financial statements	$192,086
Add amounts allocated to withdrawing participants as of December 31, 2005	607
Less amounts allocated to withdrawing participants as of December 31, 2004	(3,889)
Benefits paid to participants per the Form 5500	$188,804

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SCHEDULE H, line 4i

WESTINGHOUSE SAVINGS PROGRAM
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2005
(in thousands)

	Identity of issue, borrowing lessor or similar party	Current Value
	Registered Investment Companies:
	DFA U.S. Small Cap Fund	$17,438
	Fidelity Growth & Income Portfolio	48,988
	Vanguard LifeStrategy Income Fund	3,494
	Vanguard LifeStrategy Conservative Growth Fund	6,221
	Vanguard LifeStrategy Moderate Growth Fund	7,985
	Vanguard LifeStrategy Growth Fund	10,158

	Common/Collective Trust:
	Capital Guardian International Fund (Non-US)	12,339
*	Mellon EB Temporary Investment Fund
	variable% 12/31/2099	91,453

	Common Stock:
* (a)	Viacom Inc. Class B Common Stock	72,482

	Guaranteed Investment Contracts:
	Security Life of Denver Insurance Company
	SA-0276 5.82% 6/1/2006	32,225
	Prudential Insurance Company of America
	4.27% 6/23/2015	24,444
	Security Life of Denver Insurance Company
	SA-0556 5.01% 11/15/2025	25,050
	Canada Life Assurance Company
	P46107 5.73% 8/1/2006	17,280
	Jackson National Life Insurance Company
	G-1378-3 4.39% 6/20/2015	25,484
	Business Mens Assurance Company of America
	No. 1436 6.01% 7/3/2006	12,289
	Security Life of Denver Insurance Company
	SA-0361 5.65% 9/01/2006	14,712
	Hartford Life Insurance Company
	GA-10655A 5.21% 3/1/2007	29,812
	Security Benefit Life Insurance Company
	G-0114 4.11% 6/1/2007	28,474
	General Electric Corp. GS3835GECA
	3.30% 12/20/2030	30,415

*                    Identified as a party-in-interest to the Plan.

(a)             The separation of Viacom Inc. into two publicly traded entities, CBS Corporation (“CBS Corp.”) and new Viacom Inc. (“New Viacom”) was completed on December 31, 2005. As a result, each outstanding share of Viacom Inc. class B common stock was converted into .5 of a share of CBS Corp. Class B Common Stock and .5 of a share of New Viacom class B common stock (“Share Conversion”). The Share Conversion has not been reflected as of December 31, 2005 since trading of CBS Corp. and New Viacom common stock did not commence until January 3, 2006.

SCHEDULE H, line 4i

WESTINGHOUSE SAVINGS PROGRAM
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2005
(in thousands)

	Identity of issue, borrowing lessor or similar party	Current Value	Wrapper Value

	Synthetic Guaranteed Investment Contracts:
(b)	Monumental Life Insurance Company
	MDA00303TR variable% 12/20/2030	428,755	5,773
(b)	Union Bank of Switzerland
	No. 3071 variable% 12/20/2030	352,992	4,806
(b)	Caisse des Depots et Consignations
	No. 1222-01 variable% 12/20/2030	276,356	3,813
(b)	Caisse des Depots et Consignations
	BR-222-06 5.93% 5/15/2006	87,331	(32,342)

	Total investments	$1,656,177

(b)            Refer to Attachment A for listing of assets relating to these contracts.

Attachment A
Security Name	Security Description	Market Value
90DAY EURODOLLAR FUT EXP 3/06	CALL MAR 2006 095.250	13,800
90DAY EURODOLLAR FUT EXP JUN06	CALL JUN 06 095.250	24,500
90DAY EURODOLLAR FUT EXP JUN06	CALL JUN 06 095.500	(22,050)
90DAY EURODOLLAR FUTURE (CME)	EXP MAR 06	—
90DAY EURODOLLAR FUTURE (CME)	EXP MAR 07	—
90DAY EURODOLLAR FUTURE (CME)	EXP JUN 06	—
90DAY EURODOLLAR FUTURE (CME)	EXP SEP 06	—
90DAY EURODOLLAR FUTURE (CME)	EXP MAR 07	—
90DAY EURODOLLAR FUTURE (CME)	EXP JUN 07	—
90DAY EURODOLLAR FUTURE (CME)	EXP SEP 07	—
AEGON N V SR NT	4.750% 06/01/2013 DD 05/20/03	487,265
ALL TEL CORP SR NT	4.656% 05/17/2007 DD 02/17/05	348,411
ALLSTATE FINL GLOBAL FDG 144A	5.250% 02/01/2007 DD 01/31/02	325,761
ALTRIA GROUP INC NT	7.000% 11/04/2013 DD 11/04/03	246,703
AMERICAN ELEC PWR INC SR NT	STEP 08/16/2007 DD 05/16/05	243,469
AMERICAN GEN FIN CORP SR NT	8.450% 10/15/2009 DD 11/01/89	1,110,940
AMERICAN MOVIL S A DE C B GTD	5.500% 03/01/2014 DD 09/01/04	296,295
AMERUS GROUP CO SR NT	5.950% 08/15/2015 DD 08/05/05	501,560
ANZ CAP TR I TR SECS 144A	4.484% 01/29/2049 DD 11/26/03	1,209,563
ANZ DELAWARE INC DISC	01/19/2006	296,884
AOL TIME WARNER INC NT	6.750% 04/15/2011 DD 04/19/01	220,532
ARAB REP EGYPT GTD NT	4.450% 09/15/2015 DD 09/27/05	2,253,632
ARCHSTONE SMITH TR SR NT	5.000% 08/15/2007 DD 08/15/02	199,874
ASIF GLOBAL FING XVIII SR 144A	3.850% 11/26/2007 DD 11/26/02	250,058
ASIF GLOBAL FING XXIII SR NT	3.900% 10/22/2008 DD 10/22/03	68,107
ASSET SEC COML MTG 97-D5 A-1B	6.660% 02/14/2043 DD 10/24/97	649,751
ASSET SECURITIZATION CORP COML MTG PASSTHRU 96-MD VI CL A-1C	RATE: 7.04% MATURITY 11/13/29	14,900,922
ASSOC CORP NA BDS	6.250% 11/01/2008 DD 10/30/98	243,444
AT&T BROADBAND CORP NT	8.375% 03/15/2013 DD 11/18/02	862,338
AT&T BROADBAND CORP NT	9.455% 11/15/2022 DD 11/18/02	163,770
AT&T BROADBAND CORP NT	8.375% 03/15/2013 DD 11/18/02	868,125
BAE SYS HLDGS INC GTD NT 144A	5.200% 08/15/2015 DD 07/25/05	274,400
BANC AMER COML MTG 02 PB2 A4	6.186% 06/11/2035 DD 05/01/02	1,220,714
BANCO DEL ISTMO SA PANAMAPROM	7.010% 10/01/2027 DD 1/07/97	6,480,000
BANK AMER CORP NT	7.800% 02/15/2010 DD 02/14/00	220,842
BANK AMER CORP NT	4.500% 08/01/2010 DD 07/26/05	329,188
BANK AMER MTG SECS 02 G CTF1A3	VAR RT 07/20/2032 DD 06/01/02	39,164
BANK NEW YORK INC SR SUB NT	VAR RT 09/04/2012 DD 09/04/02	989,840
BANK NEW YORK NY MTN #TR0021	3.800% 02/01/2008 DD 01/18/05	244,803
BANK ONE N A MTN # TR 00324	3.700% 01/15/2008 DD 01/14/03	171,336
BARCLAYS US FDG DISC	02/24/2006	3,351,559
BARCLAYS US FDG DISC	02/27/2006	2,562,690
BAYVIEW FINL 1998-1 AI 144A	7.010% 05/25/2029 DD 05/01/98	249,812
BEAR STEARNS ALT 05-4 II 3A2	5.446% 05/25/2035 DD 04/01/05	907,494
BEAR STEARNS ARM 04-5 IIA	VAR RT 07/25/2034 DD 06/01/04	1,952,249
BEAR STEARNS ARM TR 02-11 IA2	VAR RT 01/25/2033 DD 12/01/02	96,887
BEAR STEARNS COML 04-PWR6	4.825% 11/11/2041 DD 12/01/04	1,175,580
BEAR STEARNS COS INC NT	3.250% 03/25/2009 DD 03/25/04	497,926
BELLSOUTH CORP RESET PUT 144A	VAR RT 004/26/2021 DD 04/26/05	803,994
BERKSHIRE HATHAWAY FIN	4.125% 01/15/2010 DD 01/11/05	592,743
BLACKROCK BRS1E9FF4 INT RATE	SWAP 4-44371% MAT 08/17/2007	69,218
BLACKROCK BRS1JV4M7 INT RT	SWAP 4.55% MATURITY 10/03/10	—
BLACKROCK BRS1N1W7 INT RT SWAP	5.0% MATURITY 11/07/10	18,057
BNP PARIBAS FIN DISC	02/14/2006	2,571,861
BNP PARIBAS FIN DISC	02/27/2006	2,661,047
BNP PARIBAS FIN DISC	03/02/2006	1,286,365
BRANDYWINE OPER LTN L P	4.500% 11/01/2009 DD 10/22/04	433,476
BSDT-LATE MONEY DEPOSIT ACCT	VAR RT 12/31/2049 DD 06/26/97	1,257
CALENERGY CO INC SR NTS	7.520% 09/15/2008 DD 09/22/98	528,515
CANADIAN NATL RY CO NT	4.250% 08/01/2009 DD 07/09/04	371,271
CAPITAL AUTO REC ASSET TR 02 3	3.580% 10/16/2006 DD 08/08/02	125,777
CAROLINA PWR & LT CO 1ST MTG	5.250% 12/15/2015 DD 11/30/05	294,631
CARRINGTON MTG LN 05-NC3 A-1A	VAR RT 06/25/2035 DD 06/07/05	744,276
CASH		(6,382)
CBA (DELAWARE) DISC	02/07/2006	395,717
CHANCELLOR MEDIA CORP	8.000% 11/01/2008 DD 05/01/99	106,312
CHASE ISSUANCE TR 04-9 NT CLA	3.220% 06/15/2010 DD 11/09/04	1,582,230
CHASE MANHATTAN CORP SUB NTS	7.250% 06/01/2007 DD 05/21/97	668,785

Security Name	Security Description	Market Value
CHUBB CORP SR NT	4.934% 11/16/2007 DD 08/16/05	674,575
CITIBANK CR CARD 04-A4 A4	3.200% 08/24/2009 DD 08/24/04	1,852,177
CITIBANK CR CARD TR 04 A1 NT	2.550% 01/20/2009 DD 01/26/04	1,954,020
CITICORP SUB NOTES	7.200% 06/15/2007 DD 06/06/97	1,033,590
CITIGROUP INC GLOBAL NT	4.125% 02/22/2010 DD 02/22/05	1,340,753
CITIGROUP INC GLOBAL SR NT	3.500% 02/01/2008 DD 01/31/03	87,561
CITIGROUP INC NT	6.200% 03/15/2009 DD 03/31/99	570,449
CNA FINL CORP NTS	6.600% 12/15/2008 DD 12/14/98	517,340
COMCAST CABLE COMMUNS INC NT	6.750% 01/30/2011 DD 01/16/01	259,394
COMMERCIAL MTG 97-ML1 CL A-3	6.570% 12/15/2030 DD 12/01/97	510,225
COMMERCIAL MTG ASSET 99-C2 A-2	VAR RT 11/17/2032 DD 10/11/99	1,614,660
COMMERCIAL MTG ASSET TR COML MTG PASSTHRU CTF 99-C1 CL A2	RATE: 6.585% MATURITY 1/17/32	5,301,615
COMMIT TO PUR FHLMC GOLD SFM	4.500% 01/01/2021 DD 01/01/06	389,125
COMMIT TO PUR FHLMC GOLD SFM	5.000% 01/01/2036 DD 01/01/06	7,452,153
COMMIT TO PUR FNMA	4.500% 01/01/2021 DD 01/01/05	9,436,277
COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2036 DD 01/01/06	20,790,000
COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2036 DD 01/01/06	13,118,300
COMMIT TO PUR FNMA SF MTG	6.000% 02/01/2036 DD 02/01/06	2,015,600
COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2036 DD 01/01/06	21,136,500
COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2036 DD 01/01/06	2,353,905
COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2036 DD 01/01/06	1,356,250
COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2021 DD 01/01/06	11,077,495
COMMIT TO PUR FNMA SF MTG	6.500% 01/01/2036 DD 01/01/06	307,688
COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2021 DD 01/01/06	4,023,752
COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2036 DD 01/01/06	99,000
COMMIT TO PUR GNMA SF MTG	6.000% 01/15/2036 DD 01/01/06	409,250
COUNTRYWIDE FINL CORP SUB NT	VAR RT 04/01/2011 DD 09/30/05	449,928
COX COMMUNICATIONS INC NEW NT	4.625% 01/15/2010 DD 12/15/04	895,511
CPS AUTO REC TR 02 A CLA2 144A	4.814% 12/15/2008 DD 03/07/02	533,890
CREDIT SUISSE FB	4.125% 01/15/2010 DD 12/15/04	1,257,139
CREDIT SUISSE FB 02 CKN2 CL A3	6.133% 04/15/2037 DD 05/01/02	923,903
CREDIT SUISSE FB 02 P1 A 144A	VAR RT 03/25/2032 DD 03/01/02	719,968
CREDIT SUISSE FB 03 CPN1 A 2	4.597% 03/15/2035 DD 03/01/03	1,217,688
CS FIRST BOSTON MTG SECS CORP	6.550% 01/17/2035 DD 12/11/97	1,945,619
CWABS INC 05-16 CL 4-AV-1	VAR RT 01/25/2035 DD 12/28/05	1,674,928
CWABS INC 2005-IM2 CL A1	VAR RT 11/25/2035 DD 10/28/05	1,504,316
CWALT INC 2005-56 CL 1A1	VAR RT 11/25/2035 DD 09/29/05	2,053,173
DAIMLER CHRYSLER NORTH AMER	4.750% 01/15/2008 DD 01/16/03	104,048
DAIMLERCHRYSLER #TR00033 SER D	VAR RT 08/08/2006 DD 08/08/03	100,437
DAIMLERCHRYSLER AUTO 05-B A-3	4.040% 09/08/2009 DD 05/18/05	1,981,140
DAIMLERCHRYSLER N A HLDG CORP	VAR RT 03/07/2007 DD 03/07/05	699,230
DAIMLERCHRYSLER N A HLDG SR NT	6.500% 11/15/2013 DD 11/06/03	26,141
DAIMLERCHRYSLER NA HLDG CORP	4.050% 06/04/2008 DD 06/10/03	38,997
DAIMLERCHRYSLER NA MTN TR00036	VAR RT 09/10/2007 DD 09/10/04	1,402,842
DEN DANSKE BK NTS 144A	VAR RT /06/15/2010 DD 06/11/97	516,715
DEPFA ACS BK 144A	3.625% 10/29/2008 DD 10/29/03	1,212,025
DEUTSCHE BANK AG NY INSTL C/D	VAR RT 03/15/2007 DD 03/15/05	475,000
DEUTSCHE TELEKOM INTL FIN BV	STEP 06/15/2010 DD 07/06/00	566,875
DEXIA DELAWARE DISC	03/14/2006	1,879,195
DLJ COML MTG CORP 98-CF1 A1B	6.410% 02/18/2031 DD 03/01/98	1,777,573
DNB NOR BANK ASA DISC	01/13/2006	3,553,640
DNB NOR BANK ASA DISC	02/16/2006	2,868,007
DOMINION RES INC DEL SR NT D	5.125% 12/15/2009 DD 12/16/02	24,926
DOMINION RES INC REMKT NT E	7.195% 09/15/2014 DD 09/15/04	105,538
DOMINION RES INC VA NEW SER G	3.660% 11/15/2006 DD 11/15/04	469,433
DTE ENERGY CO SR NT	5.630% 08/16/2007 DD 08/11/05	302,250
EB SMAM ASSET BACKED	SECURITIES INDEX FD	6,332,273
EB SMAM CMBS BOND INDEX FUND		14,677,090
EB SMAM INT GOB/CR BOND INDEX	FUND	219,384,945
EB SMAM MORTGAGE-BACKED SECS	INDEX	159,024,297
EB TEMPORARY INVESTMENT FD II	4.180%	36,521,487
EB TEMPORARY INVESTMENT FD II	4.180%	4,063,557
EB TEMPORARY INVESTMENT FD II	4.180%	17,285,839
EB TEMPORARY INVESTMENT FD II	4.180%	47
EKSPORTFINANS A S A MTN #00012	3.375% 01/15/2008 DD 11/23/04	1,067,881
EL PASO ENERGY MTN #TR 00004	7.800% 08/01/2031 DD 07/30/01	1,396,500
ENCANA HLDGS FIN CORP NT	5.800% 05/01/2014 DD 05/13/04	203,256
ENDURANCE SPECIALTY HLDGS LTD	6.150% 10/15/2015 DD 10/17/05	453,375
ENTERGY GULF STS INC 1ST 144A	VAR RT 12/08/2008 DD 12/08/05	899,856
EOP OPER LTD PARTNERSHIP GTD	4.650% 10/01/2010 DD 10/07/04	343,960
EQUITY RESIDENTIAL PPTYS DEBS	7.125% 10/15/2017 DD 10/08/97	146,128
EURO $1YR MID CRV FUT MAR 07	CALL MAR 06 095.500	(17,250)

Security Name	Security Description	Market Value
FAIRFAX CNTY VA RESIDUALS SER	VAR RT 04/01/2013 DD 03/24/05	1,268,631
FARMER MAC GTD P/T AS-1008 1	VAR RT 01/25/2012 DD 03/01/97	1,783,878
FEDERAL AGRIC MTG CORP	VAR RT 04/25/2011	456,856
FEDERAL FARM CR BKS CONS BD	4.500% 08/08/2011 DD 09/08/05	2,439,125
FEDERAL FARM CR BKS CONS SYS	4.400% 04/25/2012 DD 07/25/05	2,160,070
FEDERAL FARM CR BKS CONS SYS	4.700% 08/10/2015 DD 08/10/05	2,280,680
FEDERAL HOME LN BK CONS BDS	7.635% 05/15/2007 DD 05/18/00	1,037,140
FEDERAL HOME LN BK CONS BDS	7.375% 02/13/2015 DD 03/01/00	3,210,165
FEDERAL HOME LN BK CONS BDS	6.795% 06/30/2009 DD 06/30/99	3,186,750
FEDERAL HOME LN BK CONS DISC N	MAT 01/03/2006	3,298,753
FEDERAL HOME LN BKS CONS BD	3.375% 02/15/2008 DD 02/05/03	973,760
FEDERAL HOME LN BKS CONS BD	3.625% 02/15/2008 DD 02/03/05	1,955,300
FEDERAL HOME LN BKS CONS BD	4.875% 12/14/2012 DD 11/03/05	1,507,800
FEDERAL HOME LN BKS CONS BD	3.750% 08/15/2008 DD 08/07/03	2,442,800
FEDERAL HOME LN BKS CONS BD	4.080% 04/26/2010 DD 04/26/04	2,338,608
FEDERAL HOME LN BKS CONS BD	2.750% 05/15/2006 DD 05/19/04	1,985,800
FEDERAL HOME LN MTG CORP DEBS	6.625% 09/15/2009 DD 09/16/99	2,126,640
FEDERAL HOME LN MTG CORP MTN	4.200% 12/28/2007 DD 06/28/05	3,949,200
FEDERAL HOME LN MTG CORP MTN	4.480% 09/09/2008 DD 09/19/05	4,973,800
FEDERAL HOME LN MTG CORP MTN	5.000% 10/27/2014 DD 10/27/04	816,182
FEDERAL NATIONAL MORTGAGE ASSIGNED POOL # 380169	RATE: 6.23% MATURITY 4/1/08	7,955,353
FEDERAL NATL MTG ASSN DEBS	7.250% 01/15/2010 DD 1/14/2000	5,129,157
FEDERAL NATL MTG ASSN DEBS	2.750% 08/11/2006 DD 08/11/03	1,977,080
FEDERAL NATL MTG ASSN DEBS	1.750% 06/16/2006 DD 06/16/03	1,036,193
FEDERAL NATL MTG ASSN DEBS	3.530% 10/19/2007 DD 10/13/04	2,745,764
FEDERAL NATL MTG ASSN MTN	2.200% 12/04/2006 DD 06/04/03	2,933,700
FEDERAL NATL MTG ASSN MTN	3.000% 06/12/2008 DD 06/12/03	2,884,230
FEDERAL NATL MTG ASSN MTN	2.375% 03/30/2007 DD 03/30/04	2,917,590
FEDERAL NATL MTG ASSN MTN	2.710% 01/30/2007 DD 07/30/03	2,130,652
FEDERATED DEPT STORE INC DEL	6.300% 04/01/2009 DD 03/24/99	92,813
FHA GMAC PROJ #56 221-D4	7.430% 11/01/2022 DD 09/01/82	583,855
FHA INSD P/T MTG 98TH GMAC	6.919% 09/01/2019 DD 08/01/83	399,161
FHA INSD PROJ 16TH REILLY MTG	7.000% 04/10/2027 DD 07/01/98	134,791
FHA POOL #21 GMAC MTG IOWA	7.450% 05/01/2021 DD 08/01/81	704,741
FHA PROJ 221 CL D4 REILLY	7.430% 05/01/2022	126,156
FHA PROJ MTG POOL# 04 REILLY	7.430% 07/01/2022 DD 07/01/82	145,871
FHLMC POOL #1B-1580	4.023% 03/01/2034 DD 03/01/04	1,076,242
FHLMC POOL #1H-2524	VAR RT 08/01/2035 DD 09/01/05	1,895,308
FHLMC POOL #78-2935	VAR RT 12/01/2034 DD 12/01/04	1,554,908
FHLMC POOL #84-5355	VAR RT 05/01/2023 DD 05/01/93	104,670
FHLMC POOL #A1-6199	7.000% 04/01/2031 DD 11/01/03	312,163
FHLMC POOL #A1-8208	6.000% 03/01/2024 DD 01/01/04	235,860
FHLMC POOL #A2-4936	6.500% 07/01/2034 DD 07/01/04	1,600,813
FHLMC POOL #A2-5226	6.500% 05/01/2033 DD 07/01/04	87,034
FHLMC POOL #A2-5365	6.500% 08/01/2034 DD 08/01/04	1,677,981
FHLMC POOL #A2-5810	6.500% 08/01/2034 DD 08/01/04	557,460
FHLMC POOL #A4-7389	5.500% 10/01/2035 DD 10/01/05	3,136,620
FHLMC POOL #B1-0184	5.500% 10/01/2018 DD 10/01/03	62,890
FHLMC POOL #B1-3209	4.000% 04/01/2019 DD 04/01/04	74,189
FHLMC POOL #B1-3801	4.500% 04/01/2019 DD 04/01/04	211,364
FHLMC POOL #B1-3870	4.500% 05/01/2019 DD 05/01/04	127,713
FHLMC POOL #B1-5067	4.500% 06/01/2019 DD 06/01/04	452,883
FHLMC POOL #B1-7088	5.000% 11/01/2019 DD 11/01/04	93,573
FHLMC POOL #B1-8233	4.500% 04/01/2020 DD 04/01/05	187,114
FHLMC POOL #B1-8252	4.500% 04/01/2020 DD 04/01/05	187,419
FHLMC POOL #B1-8292	5.000% 05/01/2020 DD 04/01/05	183,283
FHLMC POOL #B1-8684	4.500% 01/01/2020 DD 01/01/05	91,110
FHLMC POOL #B1-8908	4.500% 03/01/2020 DD 03/01/05	366,994
FHLMC POOL #B1-9552	5.000% 08/01/2020 DD 07/01/05	947,290
FHLMC POOL #C0-1175	7.000% 05/01/2031 DD 05/01/01	120,908
FHLMC POOL #C0-1598	5.000% 08/01/2033 DD 08/01/03	247,589
FHLMC POOL #C0-1672	6.000% 10/01/2033 DD 10/01/03	132,302
FHLMC POOL #C6-6817	7.000% 05/01/2032 DD 04/01/02	216,324
FHLMC POOL #C6-8269	7.000% 06/01/2032 DD 06/01/02	403,564
FHLMC POOL #C6-9013	7.000% 07/01/2032 DD 07/01/02	509,313
FHLMC POOL #C9-0732	5.500% 11/01/2023 DD 11/01/03	2,221,490
FHLMC POOL #C9-0924	5.000% 10/01/2025 DD 10/01/05	962,695
FHLMC POOL #C9-0932	5.500% 11/01/2025 DD 11/01/05	989,106
FHLMC POOL #C9-0946	5.500% 01/01/2026 DD 01/01/06	998,542
FHLMC POOL #D9-4598	6.500% 04/01/2021 DD 04/01/01	99,262
FHLMC POOL #E0-1157	6.000% 06/01/2017 DD 06/01/02	124,594
FHLMC POOL #E0-1606	4.500% 04/01/2019 DD 04/01/04	726,522

Security Name	Security Description	Market Value
FHLMC POOL #E7-6730	6.000% 05/01/2014 DD 05/01/99	111,419
FHLMC POOL #E7-7099	6.000% 05/01/2014 DD 05/01/99	32,829
FHLMC POOL #E9-0288	6.000% 06/01/2017 DD 06/01/02	99,687
FHLMC POOL #E9-8590	4.500% 09/01/2018 DD 08/01/03	30,328
FHLMC POOL #G0-1324	7.000% 10/01/2031 DD 10/01/01	56,174
FHLMC POOL #G0-1391	7.000% 04/01/2032 DD 03/01/02	240,759
FHLMC POOL #G0-1553	6.500% 04/01/2033 DD 04/01/03	567,940
FHLMC POOL #G0-1564	6.000% 04/01/2033 DD 05/01/03	110,690
FHLMC POOL #G0-1731	6.500% 12/01/2029 DD 10/01/04	871,347
FHLMC POOL #G0-1767	6.500% 12/01/2032 DD 01/01/05	5,174,068
FHLMC POOL #G0-1768	6.500% 12/01/2031 DD 01/01/05	427,719
FHLMC POOL #G0-1912	5.000% 09/01/2035 DD 09/01/05	1,627,494
FHLMC POOL #G1-0855	6.000% 12/01/2013 DD 11/01/98	49,323
FHLMC POOL #G1-1409	6.000% 05/01/2017 DD 06/01/03	119,395
FHLMC POOL #G1-1678	4.500% 04/01/2020 DD 03/01/05	271,290
FHLMC POOL #G1-1720	4.500% 08/01/2020 DD 07/01/05	1,389,980
FHLMC POOL #G1-1769	5.000% 10/01/2020 DD 09/01/05	1,627,284
FHLMC POOL #G1-1777	5.000% 10/01/2020 DD 09/01/05	674,171
FHLMC POOL #G1-1798	5.000% 11/01/2020 DD 10/01/05	594,136
FHLMC POOL #G1-1812	5.000% 12/01/2020 DD 11/01/05	1,979,436
FHLMC POOL #G1-8020	4.500% 11/01/2019 DD 11/01/04	360,780
FHLMC POOL #G1-8053	5.000% 05/01/2020 DD 05/01/05	466,980
FHLMC POOL #G1-8056	5.000% 06/01/2020 DD 06/01/05	472,485
FHLMC POOL #G1-8065	5.000% 07/01/2020 DD 07/01/05	944,506
FHLMC POOL #J0-0302	5.000% 11/01/2020 DD 10/01/05	91,508
FHLMC POOL #J0-0773	5.000% 12/01/2020 DD 12/01/05	903,666
FHLMC POOL #P6-0084	6.000% 03/01/2016 DD 01/01/03	709,424
FHLMC GROUP #C4-5817	7.500% 12/01/2030 DD 12/01/00	69,697
FHLMC GROUP #E0-0894	8.500% 06/01/2015 DD 06/01/00	80,448
FHLMC GROUP #E0-0912	8.500% 08/01/2015 DD 08/01/00	8,111
FHLMC GROUP #E0-0935	8.500% 10/01/2015 DD 10/01/00	108,199
FHLMC GROUP #E7-0797	5.500% 06/01/2013 DD 06/01/98	238,654
FHLMC GROUP #E7-8829	6.000% 10/01/2014 DD 10/01/99	63,376
FHLMC GROUP #E8-1255	8.500% 08/01/2015 DD 08/01/00	95,669
FHLMC GROUP #G1-0777	9.000% 06/01/2010 DD 01/01/98	31,865
FHLMC GROUP #G1-0817	6.000% 06/01/2013 DD 06/01/98	26,290
FHLMC MULTICLASS CTF 2106 ZB	6.250% 12/15/2028	3,157,204
FHLMC MULTICLASS CTFS 2425 JG	6.000% 09/15/2015 DD 03/01/02	317,135
FHLMC MULTICLASS CTFS 2458 OD	6.000% 04/15/2016 DD 06/01/02	868,989
FHLMC MULTICLASS CTFS 2933 HD	5.500% 02/15/2035 DD 02/01/05	2,162,941
FHLMC MULTICLASS CTFS 2949 PA	5.500% 03/15/2034 DD 03/01/05	1,826,116
FHLMC MULTICLASS CTFS 2973 EB	5.500% 04/15/2035 DD 05/01/05	1,060,237
FHLMC MULTICLASS CTFS 2979 BC	5.000% 04/15/2020 DD 05/01/05	1,313,347
FHLMC MULTICLASS MTG 1662 N	6.250% 01/15/2009 DD 01/01/94	86,064
FHLMC MULTICLASS MTG 2395 FT	VAR RT 12/15/2031 DD 12/15/01	152,834
FHLMC MULTICLASS SER T-61 1A1	VAR RT 07/25/2044 DD 06/01/04	4,450,884
FIRST REP MTG LN TR 02 FRB1 A	VAR RT 08/15/2032 DD 09/05/02	1,079,817
FLEET FIN GROUP INC NEW	6.375% 05/15/2008 DD 05/26/98	1,032,500
FLORIDA PWR & LT 1ST MTG	6.000% 06/01/2008 DD 06/01/98	1,023,120
FNMA POOL #0253683	7.500% 01/01/2031 DD 01/01/01	290,964
FNMA POOL #0254260	6.000% 04/01/2017 DD 03/01/02	21,461
FNMA POOL #0254308	6.500% 05/01/2017 DD 04/01/02	65,681
FNMA POOL #0254516	6.500% 11/01/2032 DD 10/01/02	111,248
FNMA POOL #0254546	5.500% 12/01/2017 DD 11/01/02	233,620
FNMA POOL #0254621	6.500% 01/01/2033 DD 12/01/02	784,087
FNMA POOL #0254719	4.500% 04/01/2018 DD 03/01/03	909,124
FNMA POOL #0254720	4.500% 05/01/2018 DD 04/01/03	42,996
FNMA POOL #0254753	4.000% 05/01/2010 DD 04/01/03	536,038
FNMA POOL #0254759	4.500% 06/01/2018 DD 05/01/03	43,999
FNMA POOL #0254918	4.500% 09/01/2033 DD 08/01/03	778,020
FNMA POOL #0255654	4.500% 02/01/2035 DD 01/01/05	312,459
FNMA POOL #0256101	5.500% 02/01/2036 DD 01/01/06	3,185,328
FNMA POOL #0290788	7.000% 08/01/2009 DD 08/01/94	1,600
FNMA POOL #0303777	7.000% 03/01/2011 DD 02/01/96	41,663
FNMA POOL #0303906	7.000% 05/01/2011 DD 04/01/96	52,492
FNMA POOL #0303945	7.000% 12/01/2010 DD 05/01/96	37,657
FNMA POOL #0313467	5.500% 11/01/2011 DD 03/01/97	842,080
FNMA POOL #0316864	7.000% 07/01/2025 DD 07/01/95	7,249
FNMA POOL #0323331	6.500% 11/01/2008 DD 10/01/98	271,632
FNMA POOL #0323366	6.000% 11/01/2008 DD 10/01/98	184,784
FNMA POOL #0325793	7.000% 09/01/2010 DD 10/01/95	23,976
FNMA POOL #0340901	6.000% 03/01/2014 DD 03/01/96	827,663

Security Name	Security Description	Market Value
FNMA POOL #0357286	6.500% 10/01/2032 DD 10/01/02	1,247,739
FNMA POOL #0357327	5.000% 01/01/2018 DD 01/01/03	433,771
FNMA POOL #0357329	4.500% 01/01/2018 DD 01/01/03	36,560
FNMA POOL #0357418	4.000% 08/01/2018 DD 08/01/03	4,053,136
FNMA POOL #0357458	4.500% 11/01/2018 DD 11/01/03	1,933,863
FNMA POOL #0357935	5.500% 08/01/2035 DD 09/01/05	991,580
FNMA POOL #0420218	7.000% 03/01/2013 DD 03/01/98	98,523
FNMA POOL #0449943	6.500% 12/01/2028 DD 11/01/98	54,640
FNMA POOL #0453718	6.500% 01/01/2029 DD 01/01/99	161,218
FNMA POOL #0454266	6.500% 01/01/2029 DD 01/01/99	275,764
FNMA POOL #0454953	6.500% 12/01/2028 DD 01/01/99	296,745
FNMA POOL #0456277	6.500% 12/01/2028 DD 12/01/98	47,336
FNMA POOL #0516232	8.500% 08/01/2009 DD 09/01/99	66,869
FNMA POOL #0518113	7.000% 10/01/2029 DD 10/01/99	60,196
FNMA POOL #0535327	5.500% 06/01/2011 DD 05/01/00	708,672
FNMA POOL #0545378	5.507% 12/01/2011 DD 12/01/01	935,569
FNMA POOL #0545933	5.627% 08/01/2012 DD 09/01/02	1,211,990
FNMA POOL #0555114	5.500% 12/01/2017 DD 11/01/02	237,379
FNMA POOL #0555436	6.000% 05/01/2033 DD 04/01/03	521,539
FNMA POOL #0555531	5.500% 06/01/2033 DD 05/01/03	23,211
FNMA POOL #0555531	5.500% 06/01/2033 DD 05/01/03	2,918,604
FNMA POOL #0555880	5.500% 11/01/2033 DD 10/01/03	594,651
FNMA POOL #0564863	6.000% 07/01/2016 DD 06/01/01	14,255
FNMA POOL #0569270	7.000% 01/01/2016 DD 01/01/01	94,800
FNMA POOL #0575384	6.500% 04/01/2016 DD 03/01/01	89,860
FNMA POOL #0575848	6.000% 04/01/2016 DD 04/01/01	2,266
FNMA POOL #0586647	6.500% 06/01/2016 DD 06/01/01	26,104
FNMA POOL #0611001	5.500% 11/01/2016 DD 11/01/01	51,312
FNMA POOL #0626014	5.500% 02/01/2017 DD 01/01/02	110,812
FNMA POOL #0626589	6.500% 03/01/2017 DD 03/01/02	129,191
FNMA POOL #0642713	6.500% 05/01/2017 DD 05/01/02	11,132
FNMA POOL #0643340	6.500% 03/01/2017 DD 06/01/02	127,539
FNMA POOL #0643858	6.500% 05/01/2032 DD 05/01/02	14,919
FNMA POOL #0644886	6.500% 06/01/2017 DD 06/01/02	134,972
FNMA POOL #0654650	5.500% 01/01/2018 DD 01/01/03	317,153
FNMA POOL #0657374	6.500% 10/01/2017 DD 10/01/02	8,878
FNMA POOL #0658434	4.500% 08/01/2018 DD 08/01/03	44,983
FNMA POOL #0658489	4.500% 09/01/2018 DD 09/01/03	46,033
FNMA POOL #0658906	VAR RT 01/01/2033 DD 01/01/03	535,942
FNMA POOL #0668357	5.000% 12/01/2017 DD 12/01/02	4,722,500
FNMA POOL #0678000	5.000% 12/01/2017 DD 12/01/02	3,973,616
FNMA POOL #0678108	5.000% 01/01/2018 DD 12/01/02	750,570
FNMA POOL #0678205	4.500% 06/01/2018 DD 06/01/03	925,609
FNMA POOL #0686044	VAR RT 07/01/2033 DD 07/01/03	1,187,472
FNMA POOL #0689079	4.500% 06/01/2018 DD 06/01/03	1,774,471
FNMA POOL #0693202	5.000% 05/01/2018 DD 05/01/03	303,820
FNMA POOL #0697050	5.000% 05/01/2018 DD 05/01/03	134,351
FNMA POOL #0702857	5.000% 04/01/2018 DD 04/01/03	1,850,299
FNMA POOL #0709122	4.500% 07/01/2018 DD 06/01/03	55,070
FNMA POOL #0709820	4.500% 06/01/2018 DD 05/01/03	3,872,270
FNMA POOL #0710238	4.500% 06/01/2018 DD 06/01/03	52,095
FNMA POOL #0710270	4.500% 06/01/2018 DD 06/01/03	49,017
FNMA POOL #0712610	4.500% 06/01/2018 DD 06/01/03	31,954
FNMA POOL #0713839	4.500% 10/01/2018 DD 10/01/03	343,546
FNMA POOL #0720286	5.500% 03/01/2033 DD 05/01/03	140,633
FNMA POOL #0720320	4.500% 07/01/2018 DD 07/01/03	43,855
FNMA POOL #0722607	4.500% 08/01/2018 DD 08/01/03	57,048
FNMA POOL #0725027	5.000% 11/01/2033 DD 12/01/03	3,344,297
FNMA POOL #0725162	6.000% 02/01/2034 DD 01/01/04	1,605,957
FNMA POOL #0725206	5.500% 02/01/2034 DD 02/01/04	2,614,723
FNMA POOL #0725424	5.500% 04/01/2034 DD 04/01/04	129,351
FNMA POOL #0725425	5.500% 04/01/2034 DD 04/01/04	12,850,543
FNMA POOL #0725773	5.500% 09/01/2034 DD 08/01/04	12,244,398
FNMA POOL #0725922	6.500% 12/01/2029 DD 10/01/04	536,286
FNMA POOL #0725946	5.500% 11/01/2034 DD 10/01/04	7,079,792
FNMA POOL #0727453	5.000% 08/01/2018 DD 08/01/03	469,912
FNMA POOL #0729214	VAR RT 02/01/2035 DD 02/01/05	2,562,147
FNMA POOL #0730338	5.000% 09/01/2018 DD 09/01/03	687,664
FNMA POOL #0731190	4.500% 08/01/2018 DD 08/01/03	47,749
FNMA POOL #0731203	4.500% 08/01/2018 DD 08/01/03	42,070
FNMA POOL #0731220	4.500% 08/01/2018 DD 08/01/03	36,174
FNMA POOL #0731222	4.500% 08/01/2018 DD 08/01/03	61,089

Security Name	Security Description	Market Value
FNMA POOL #0731380	4.500% 08/01/2033 DD 08/01/03	727,479
FNMA POOL #0734984	4.500% 09/01/2018 DD 09/01/03	34,116
FNMA POOL #0735141	5.500% 01/01/2035 DD 12/01/04	7,795,056
FNMA POOL #0735224	5.500% 02/01/2035 DD 01/01/05	23,882,768
FNMA POOL #0735228	5.500% 02/01/2035 DD 01/01/05	4,442,592
FNMA POOL #0735494	4.500% 03/01/2020 DD 04/01/05	1,645,185
FNMA POOL #0735611	5.500% 03/01/2020 DD 05/01/05	85,922
FNMA POOL #0735989	5.500% 02/01/2035 DD 10/01/05	4,006,520
FNMA POOL #0739240	4.500% 09/01/2018 DD 09/01/03	46,446
FNMA POOL #0739410	5.500% 10/01/2018 DD 09/01/03	549,501
FNMA POOL #0740482	5.500% 10/01/2018 DD 10/01/03	15,841
FNMA POOL #0740746	4.500% 09/01/2018 DD 11/01/03	12,838
FNMA POOL #0744820	4.500% 11/01/2018 DD 11/01/03	549,165
FNMA POOL #0745140	5.000% 11/01/2035 DD 12/01/05	1,840,502
FNMA POOL #0747775	4.500% 10/01/2018 DD 10/01/03	782,400
FNMA POOL #0758905	4.385% 12/01/2033 DD 12/01/03	1,348,268
FNMA POOL #0761461	5.500% 03/01/2019 DD 05/01/04	73,000
FNMA POOL #0765232	4.500% 02/01/2019 DD 02/01/04	425
FNMA POOL #0765650	4.500% 02/01/2019 DD 01/01/04	399
FNMA POOL #0766312	5.500% 03/01/2019 DD 02/01/04	121,321
FNMA POOL #0777481	5.500% 06/01/2034 DD 06/01/04	232,504
FNMA POOL #0778748	4.000% 05/01/2019 DD 05/01/04	165,557
FNMA POOL #0780394	4.000% 06/01/2019 DD 06/01/04	162,575
FNMA POOL #0780656	5.500% 06/01/2034 DD 06/01/04	468,647
FNMA POOL #0784275	5.500% 09/01/2020 DD 09/01/05	227,025
FNMA POOL #0791589	VAR RT 10/01/2034 DD 09/01/04	1,708,001
FNMA POOL #0795117	5.500% 10/01/2019 DD 10/01/04	641,441
FNMA POOL #0807620	5.500% 12/01/2019 DD 12/01/04	45,093
FNMA POOL #0809350	5.500% 12/01/2034 DD 01/01/05	4,436,758
FNMA POOL #0812185	4.500% 02/01/2035 DD 02/01/05	302,267
FNMA POOL #0812773	4.500% 01/01/2020 DD 01/01/05	2,191
FNMA POOL #0813867	4.000% 05/01/2020 DD 05/01/05	178,981
FNMA POOL #0814474	4.500% 03/01/2035 DD 03/01/05	270,501
FNMA POOL #0816281	VAR RT 03/01/2035 DD 03/01/05	2,609,627
FNMA POOL #0819359	4.500% 03/01/2035 DD 03/01/05	311,487
FNMA POOL #0819592	4.500% 03/01/2020 DD 03/01/05	704,684
FNMA POOL #0821219	5.500% 05/01/2020 DD 05/01/05	2,150,137
FNMA POOL #0824525	5.500% 05/01/2035 DD 05/01/05	535,468
FNMA POOL #0825330	5.500% 05/01/2035 DD 05/01/05	24,111
FNMA POOL #0825768	5.500% 08/01/2035 DD 08/01/05	3,019,381
FNMA POOL #0828126	4.500% 07/01/2035 DD 07/01/05	943,459
FNMA POOL #0828346	5.000% 07/01/2035 DD 07/01/05	1,444,925
FNMA POOL #0832336	5.500% 08/01/2035 DD 08/01/05	70,575
FNMA POOL #0834657	5.500% 08/01/2035 DD 08/01/05	390,637
FNMA POOL #0834950	5.500% 07/01/2020 DD 07/01/05	654,276
FNMA POOL #0838772	4.500% 10/01/2035 DD 10/01/05	470,407
FNMA POOL #0840190	5.500% 10/01/2035 DD 10/01/05	72,522
FNMA POOL #0840639	4.500% 09/01/2035 DD 09/01/05	186,238
FNMA POOL #0847072	5.500% 08/01/2020 DD 10/01/05	307,391
FNMA POOL #0850980	6.000% 01/01/2036 DD 01/01/06	3,028,507
FNMAGTD REMIC P/T	10.000% 09/25/2016 DD 08/01/01	162,713
FNMAGTD REMIC P/T	4.700% 06/25/2013 DD 05/01/04	1,131,048
FNMA GTD REMIC P/T 05-58 EP	5.500% 07/25/2035 DD 06/01/05	875,089
FNMA GTD REMIC P/T 2002-34 FE	VAR RT 05/18/2032 DD 04/18/02	75,609
FNMA GTD REMIC P/T 2002-T6 A1	3.310% 03/25/2032 DD 03/01/02	311,977
FNMA GTD REMIC P/T 2005-87 QB	5.000% 11/25/2034 DD 09/01/05	1,698,924
FNMA GTD REMIC P/T 94-75 J	7.000% 10/25/2023 DD 04/01/94	942,052
FNMA GTD REMIC P/T CTF 88-12A	VAR RT 02/25/2018	317,655
FNMA GTD REMIC P/T CTF 99W4 A9	6.250% 02/25/2029	4,124,183
FNMA GTD REMIC P/T CTF91-24Z	5.000% 03/25/2021	345,304
FNMA GTD REMIC P/T CTF93-19N	5.000% 02/25/2023	249,589
FORD MTR CR CO GBL LANDMARK	6.875% 02/01/2006 DD 01/30/01	99,781
FORT WASH CBO I / FORT WASH CBO	CORP I	4,821,720
FUJI JGB INVT LLC PFD SEC 144A	VAR RT 112/31/2049 DD 03/16/98	359,427
GE CAP COML MTG 02 2 CL A3	5.349% 08/11/2036 DD 08/01/02	1,357,742
GENERAL ELEC CAP MTN # 00714	5.000% 11/15/2011 DD 12/02/05	1,783,432
GENERAL ELEC CAP MTN #TR00605	3.500% 08/15/2007 DD 08/19/03	857,360
GENERAL ELEC CAP MTN #TR00665	3.750% 12/15/2009 DD 10/29/04	594,809
GENERAL ELEC CAP MTN #TR00678	VAR RT 01/15/2008 DD 01/20/05	2,124,613
GENERAL ELEC CAP MTN #TR00699	4.125% 09/01/2009 DD 06/08/05	223,889
GENERAL MTRS ACCEP MTN TR00638	VAR RT 09/23/2008 DD 09/23/04	22,605
GMAC COML MTG SEC 02-C1 CL A2	6.278% 11/15/2039 DD 02/01/02	2,110,500

Security Name	Security Description	Market Value
GMAC COML MTG SECS 03-C3 A-3	4.646% 04/10/2040 DD 12/01/03	1,175,040
GMAC COML MTG SECS 99-C2 CL A2	6.945% 09/15/2033	527,345
GNMA POOL #0424340	6.500% 05/15/2026 DD 05/01/96	74,804
GNMA POOL #0446120	7.000% 02/15/2028 DD 02/01/98	8,839
GNMA POOL #0498396	6.000% 02/15/2029 DD 02/01/99	88,379
GNMA POOL #0513834	6.500% 08/15/2029 DD 08/01/99	46,723
GNMA POOL #0520046	7.000% 06/15/2031 DD 06/01/01	25,380
GNMA POOL #0523128	7.000% 04/15/2031 DD 04/01/01	32,744
GNMA POOL #0538840	7.000% 04/15/2031 DD 04/01/01	3,116
GNMA POOL #0569149	6.000% 03/15/2032 DD 03/01/02	124,800
GNMA POOL #0571201	7.000% 09/15/2031 DD 09/01/01	2,868
GNMA POOL #0585255	7.000% 07/15/2032 DD 07/01/02	74,612
GNMA POOL #0604791	5.500% 11/15/2033 DD 11/01/03	423,124
GNMA POOL #0620925	4.500% 08/15/2033 DD 08/01/03	61,332
GNMA POOL #0780680	6.500% 11/15/2027 DD 11/01/97	167,318
GNMA POOL #0781124	7.000% 12/15/2029 DD 12/01/99	95,097
GNMA POOL #0781155	6.500% 07/15/2009 DD 04/01/00	347,106
GNMA POOL #0781328	7.000% 09/15/2031 DD 09/01/01	124,273
GNMA GTD REMIC 02-45 QD	6.500% 06/20/2031 DD 06/01/02	305,317
GNMA GTD REMIC P/T 20020-31 FW	VAR RT 06/16/2031 DD 05/16/02	194,008
GNMA GTD REMIC P/T 2002-21 FV	FLTG RT 03/16/2032 DD 03/16/02	327,636
GNMA II POOL #0001524	9.000% 12/20/2020 DD 12/01/90	5,374
GNMA II POOL #0003056	8.000% 03/20/2031 DD 03/01/01	47,788
GNMA II POOL #0003123	VAR RT 08/20/2031 DD 08/01/01	17,004
GNMA II POOL #0003136	VAR RT 09/20/2031 DD 09/01/01	40,612
GNMA II POOL #0008324	VAR RT 11/20/2023 DD 11/01/93	34,488
GNMA II POOL #0008814	VAR RT 02/20/2026 DD 02/01/96	16,379
GNMA II POOL #0008847	VAR RT 04/20/2026 DD 04/01/96	58,548
GOLDEN ST TOB SECURITIZATION	5.000% 06/01/2021 DD 01/29/03	609,078
GOLDEN WEST FINL CORP DEL SR	5.500% 08/08/2006 DD 08/08/01	637,578
GOLDMAN SACHS GRP MTN #TR00207	VAR RT 07/23/2009 DD 07/23/04	1,105,841
GOVERNOR & CO BK SCOTLAND 144A	VAR RT E11/29/2049 DD 11/17/97	1,031,560
GREATER BAY BANCORP SR NT	5.250% 03/31/2008 DD 03/24/03	225,140
GREYSTONE SVCG FHA #2063 PROJ	7.440% 12/31/2039 DD 12/28/87	11,084
GS MTG SECS CORP 05-GG4 A4	4.761% 07/10/2039 DD 06/01/05	557,710
GS MTG SECS CORP 2005-AR6	VAR RT 09/25/2035 DD 09/01/05	1,023,343
GULFSTREAM NAT GAS 144A	5.560% 11/01/2015 DD 10/26/05	454,145
HANCOCK JOHN II MTN 00001 144A	7.900% 07/02/2010 DD 06/30/00	337,359
HARTFORD FINL SVCS GROUP INC	2.375% 06/01/2006 DD 05/23/03	346,339
HARTFORD LIFE NTS	7.100% 06/15/2007 DD 06/15/97	515,155
HBOS PLC MTN SR #00007 144A	3.750% 09/30/2008 DD 09/18/03	296,896
HBOS TREASURY PLC DISC	02/24/2006	3,757,031
HBOS TREASURY PLC DISC	02/27/2006	1,088,016
HBOS TREASURY PLC DISC	02/06/2006	593,250
HEALTH CARE PPTY INVS INC MTN	4.875% 09/15/2010 DD 09/16/05	779,368
HONDA AUTO RECV 2005-6 CL A-3	4.800% 10/19/2009 DD 12/12/05	1,626,689
HOUSEHOLD FIN CORP	4.125% 11/16/2009 DD 11/23/04	917,187
HOUSEHOLD FIN CORP NT	7.200% 07/15/2006 DD 07/15/99	354,155
HOUSEHOLD FIN CORP NT	5.750% 01/30/2007 DD 01/30/02	90,745
HSBC BANK USA NA INSTL C/D	3.870% 06/07/2007 DD 06/07/05	1,625,935
HSBC BK USA MTN #SR00012	VAR RT 09/21/2007 DD 09/21/04	901,539
HSBC CAP FDG DLR 2 LP 144A	VAR RT 12/29/2049 DD 06/27/03	660,163
HUNTINGTON NATL BK COLUMBUS	3.125% 05/15/2008 DD 05/12/03	360,233
HUNTINGTON NATL MTN # TR 00129	2.750% 10/16/2006 DD 10/10/03	245,898
IFC SBA LN BACKED 97-1 A 144A	VAR RT 01/15/2024 DD 11/25/97	419,942
IMC HOME EQ LN TR 97-2 CL A-7	7.230% 05/20/2027 DD 03/01/97	150,118
IMPAC CMB TR V/R 2003-7COLL ASSET BKD BD CL A	RATE: 4.83375% MATURITY 8/25/33	3,418,978
ISTAR FINL INC SR NT	5.700% 03/01/2014 DD 03/09/04	197,812
ISTAR FINL INC SR NT	5.150% 03/01/2012 DD 03/01/05	266,318
JONES INTERCABLE INC SR NTS	7.625% 04/15/2008 DD 04/06/98	709,803
KERN RIV FDG CORP SR NT 144A	4.893% 04/30/2018 DD 05/01/03	261,014
KINDER MORGAN FIN CORP 144A	5.350% 01/05/2011 DD 12/09/05	450,630
KOREA DEV BANK NT	VAR RT 10/20/2009 DD 10/20/04	755,153
LANDESKREDITBANK BADEN WURTTEM	4.250% 09/15/2010 DD 07/20/05	859,408
LB UBS COML MTG 03-C7 A-3	VAR RT 09/15/2027 DD 09/11/03	986,265
LB UBS COML MTG 03-C7 CL A-2	4.064% 09/15/2027 DD 09/11/03	583,290
LB UBS COML MTG TR 04-C4 A3	VAR RT 06/15/2029 DD 05/11/04	1,235,646
LB UBS COML MTG TR 05-C1 CL A3	4.545% 02/15/2030 DD 01/11/05	1,228,311
LB UBS COML MTG TR 05-C3 A-5	4.739% 07/15/2030 DD 06/11/05	1,264,406
LEHMAN BROS HLDGS MTN #TR00578	4.500% 07/26/2010 DD 07/13/05	489,530
LEHMAN BROTHERS HOLDING	5.000% 01/14/2011 DD 12/21/05	898,164
LEHMAN BROTHERS HOLDING NTS	6.625% 02/05/2006 DD 02/05/99	150,234

Security Name	Security Description	Market Value
LENNAR CORP SR NT SER B	5.600% 05/31/2015 DD 04/28/05	57,928
LIBERTY MUT GRP INC 144A	5.750% 03/15/2014 DD 03/23/04	271,433
LORAL CORP DEB	7.000% 09/15/2023 DD 09/16/93	312,398
MASSACHUSETTS RRB BEC-A CL A-4	6.910% 09/15/2009 DD 07/29/99	1,287,992
MASSMUTUAL GLOBAL FDG II 144A	2.550% 07/15/2008 DD 06/17/03	330,474
MASTR ADJ RATE MTGS 02 3 B2	VAR RT 10/25/2032 DD 08/01/02	485,785
MAY DEPT STORES CO NT	5.750% 07/15/2014 DD 07/20/04	91,758
MBNA CR CARD MASTER TR 04-4 A	2.700% 09/15/2009 DD 04/15/04	1,680,633
MERCK & CO INC GLOBAL NT	5.250% 07/01/2006 DD 07/02/01	170,213
MERCK & CO INT NT	2.500% 03/30/2007 DD 02/11/04	256,883
MERRILL LYNCH MTG SER C3 CL A3	5.880% 12/15/2030 DD 12/01/98	1,016,920
METLIFE INC SR NT	5.000% 06/15/2015 DD 06/23/05	343,273
METROPOLITAN LIFE MTN #TR00011	4.250% 07/30/2009 DD 07/26/04	181,444
METROPOLITAN MTG FDG 00 B 144A	VAR RT 12/25/2029 DD 09/28/00	348,634
MID ST TR IV ASST BKD NT	8.330% 04/01/2030	1,315,591
MONEY STORE AUTO TR 99-1 A	VAR RT 07/15/2025 DD 03/01/99	584,244
MONEY STORE SER 97-2 CL A	VAR RT 02/15/2029 DD 12/15/97	773,215
MONUMENTAL GLOBAL FDG 144A	5.200% 01/30/2007 DD 01/30/02	500,780
MORGAN J P & CO INC SUB NT	6.250% 02/15/2011 DD 02/15/96	367,444
MORGAN J P COML MTG FIN CORP *PP* MTG PASSTHRU CTF 1999-PLs! CL 144A A-2	RATE: 0.000% MATURITY 2/15/32	5,239,563
MORGAN STANLEY DW & CO GL NT	6.750% 04/15/2011 DD 04/23/01	268,272
MORGAN STANLEY GLOBAL NT	5.300% 03/01/2013 DD 02/26/03	200,406
MORGAN STANLEY NT	5.050% 01/21/2011 DD 10/21/05	975,302
NATIONAL AUSTRALIA BK SER A	8.600% 05/19/2010 DD 05/19/00	569,140
NATIONSLINK FDG CORP 99-SL A6	6.608% 05/10/2007 DD 05/01/99	439,604
NATIONSLINK FUNDING CORP SERIES 1999-SL CL A6	RATE: 6.608% MATURITY 11/16/30	7,420,003
NATIONWIDE BLDG MTN #SR00014	3.500% 07/31/2007 DD 07/23/04	465,424
NATIONWIDE MTN #SR00019 144A	4.250% 02/01/2010 DD 02/03/05	43,847
NELNET INC NT	5.125% 06/01/2010 DD 05/25/05	324,430
NEW SOUTH HOME EQUITY TR 1999-1 ASSET BKD CTF CL A-6	RATE: 6.73% MATURITY 5/25/30	2,144,782
NEW YORK LIFE GBL MTN #TR00002	3.875% 01/15/2009 DD 01/12/04	427,209
NEW YORK N Y CITY TRANSITIONAL	5.000% 02/01/2033 DD 02/05/04	2,079,460
NEWS AMER HLDGS INC SHELF 9	9.500% 07/15/2024 DD 07/15/94	170,421
NEWS AMER INC BD	5.300% 12/15/2014 DD 12/03/04	362,263
NISOURCE FIN CORP	VAR RT 11/23/2009 DD 11/23/04	777,418
NISOURCE FIN CORP	VAR RT 11/23/2009 DD 11/23/04	551,716
NISOURCE FIN CORP GTD NT	7.875% 11/15/2010 DD 11/14/00	110,796
NISSAN AUTO REC 2005 C CL A-3	4.190% 07/15/2009 DD 09/16/05	1,706,836
NORAM ENERGY CORP DEBS	6.500% 02/01/2008 DD 02/10/98	589,375
NORDBANKEN AB STEP UP CAP 144A	FIX/FLOAT 11/29/2049	620,637
NORTHRUP GRUMMAN CORP DEB	4.079% 11/16/2006 DD 08/16/04	520,979
ONEOK INC NEW SR NT	5.510% 02/16/2008 DD 11/16/05	567,204
PECO ENERGY 99-A CL A-6	6.050% 03/01/2009 DD 03/25/99	1,529,436
PHH CORP NT	7.125% 03/01/2013 DD 02/19/03	183,827
PIMCO SWAP #27832 INT RT SWAP	4.000% 12/15/2010 DD 06/10/05	(380,242)
PIMCO SWAP #39944 INT RATE	4.000% 12/15/2007 DD 12/15/04	(226,104)
PIMCO SWAP #39944 INT RATE	4.000% 12/15/2007 DD 12/15/04	—
PIMCO SWAP #47871 INT RT SWAP	5.0% MATURITY 06/21/2011	120,503
PIMCO SWAP #47871 INT RT SWAP	5.0% MATURITY 06/21/2011	—
PIMCO SWAP #48184 CRED DEF	5.000% 06/21/2013 DD 07/01/04	—
PIMCO SWAP #48184 CRED DEF	5.000% 06/21/2013 DD 07/01/04	(1,434)
PIMCO SWAP CO 8208 DEERE CRED	24.000% 12/20/2008 DD 10/22/03	(737)
PIMCO SWAP CO 8208 DEERE CRED	24.000% 12/20/2008 DD 10/22/03	—
PIMCO SWAP CO 8216 RADIOSHACK	37.000% 12/20/2008 DD 10/22/03	—
PIMCO SWAP CO 8216 RADIOSHACK	37.000% 12/20/2008 DD 10/22/03	2,282
PIMCO SWAP CO 8224 CATERPILLAR	19.000% 12/20/2008 DD 10/22/03	(544)
PIMCO SWAP CO 8224 CATERPILLAR	19.000% 12/20/2008 DD 10/22/03	—
PIMCO SWAP CO 9081 EMERSON	22.000% 12/20/2008 DD 10/22/03	(377)
PIMCO SWAP CO 9081 EMERSON	22.000% 12/20/2008 DD 10/22/03	—
PIMCO SWAP CO 9149 INTL PAPER	60.000% 12/20/2008 DD 10/22/03	(1,319)
PIMCO SWAP CO 9149 INTL PAPER	60.000% 12/20/2008 DD 10/22/03	—
PIMCO SWAP CO 9156 ANADARKO	27.000% 12/20/2008 DD 10/22/03	(453)
PIMCO SWAP CO 9156 ANADARKO	27.000% 12/20/2008 DD 10/22/03	—
PIMCO SWAP CO 9172 COUNTRYWIDE	42.000% 12/20/2008 DD 10/22/03	(1,097)
PIMCO SWAP CO 9172 COUNTRYWIDE	42.000% 12/20/2008 DD 10/22/03	—
PIMCO SWAP CO 9180 OCCIDENTAL	28.000% 12/20/2008 DD 10/22/03	(666)
PIMCO SWAP CO 9180 OCCIDENTAL	28.000% 12/20/2008 DD 10/22/03	—
PIMCO SWAP CO 9222 SIMON PROP	44.000% 12/20/2008 DD 10/22/03	(1,044)
PIMCO SWAP CO 9222 SIMON PROP	44.000% 12/20/2008 DD 10/22/03	—
PIMCO SWAP CO 9230 KROGER CRED	53.000% 12/20/2008 DD 10/22/03	(1,325)
PIMCO SWAP CO 9230 KROGER CRED	53.000% 12/20/2008 DD 10/22/03	—
PIMCO SWAP CO 9248 WAL MART	15.000% 12/20/2008 DD 10/22/03	(468)

Security Name	Security Description	Market Value
PIMCO SWAP CO 9248 WAL MART	15.000% 12/20/2008 DD 10/22/03	—
PIMCO SWAP CO 9255 MOTOROLA	85.000% 12/20/2008 DD 10/22/03	(3,902)
PIMCO SWAP CO 9255 MOTOROLA	85.000% 12/20/2008 DD 10/22/03	—
PNC MTG OPTION CL A-1	EXP 03/25/2005	—
PRINCIPAL FINL GRP 144A	8.200% 08/15/2009 DD 08/25/99	493,380
PRINCIPAL LIFE GLOBAL FDG 144A	3.625% 04/30/2008 DD 04/11/03	189,483
PROJECT FDG I ASSET BKD I 144A	VAR RT 01/15/2012 DD 03/05/98	406,497
PROLOGIS NT 144A	5.250% 11/15/2010 DD 11/02/05	415,257
PROTECTIVE LIFE MTN #TR 00001	3.700% 11/24/2008 DD 11/24/03	48,524
PRUDENTIAL FDG MTN #00064 144A	6.600% 05/15/2008 DD 05/14/01	259,803
PRUDENTIAL FINL INC DEB	4.104% 11/15/2006 DD 08/16/04	496,715
PRUDENTIAL FINL MTN TR 00001	3.750% 05/01/2008 DD 05/01/03	438,584
PRUDENTIAL INS CO SR NTS 144A	6.375% 07/23/2006 DD 07/30/98	907,164
PSEG FDG TR I GTD NT TR SECS	5.381% 11/16/2007 DD 08/08/05	350,546
PULTE HOMES INC GTD SR NT	5.200% 02/15/2015 DD 02/10/05	65,855
QBE INS GROUP LTD SUB FXD 144A	VAR RT /07/01/2023 DD 06/17/03	670,991
RABOBANK USA FINL DISC	01/20/2006	593,647
RAYTHEON CO NTS	6.150% 11/01/2008 DD 11/05/98	89,252
REILLY MTG ASSOC 67TH FHA INSD	7.430% 12/31/2039 DD 01/01/83	605,345
REILLY MTG ASSOC 91ST FHA PROJ	7.430% 07/01/2023 DD 07/01/83	212,762
REILLY MTG GRP FHA POOL #64	7.430% 01/25/2024 DD 03/01/84	236,871
REINSURANCE GROUP AMER INC	VAR RT 12/15/2065 DD 12/08/05	327,893
RESIDENTIAL ASSET 05-RS8 CL A1	VAR RT 05/25/2035 DD 09/29/05	1,459,666
RESIDENTIAL ASSET 05-RZ4 A1	VAR RT 11/25/2035 DD 12/06/05	1,668,138
RESIDENTIAL ASSET SECURITIES CORP SER 1999-KS3 CL AI7	RATE: 7.505% MATURITY 10/25/30	3,785,896
RESIDENTIAL CAP CORP NT	6.125% 11/21/2008 DD 11/21/05	576,438
RESONA PFD GLOBAL SECS 144A	VAR RT 12/29/2049 DD 07/25/05	530,465
ROYAL BK SCOTLAND GROUP PLC	VAR RT 04/29/2049 DD 03/26/96	1,006,090
SALES TAX ASSET RECEIVABLE N Y	3.830% 10/15/2009 DD 11/04/04	275,407
SALOMON BROS MTG 01-C2 CL A 3	6.499% 10/13/2011 DD 12/01/01	1,022,573
SALOMON BROS MTG VII 00-C1 A2	7.520% 12/18/2009 DD 06/01/00	863,472
SALOMON BROS MTG VII 94-20 A	VAR RT 08/01/2024	41,203
SALOMON SMITH BARNEY HLDGS NT	6.500% 02/15 /2008 DD 02/06/01	186,017
SBA GTD PARTN CTFS SBIC 20-10A	8.017% 02/10/2010 DD 02/23/00	1,025,723
SBC COMMUNICATIONS INC 144A	4.389% 06/05/2021 DD 06/05/05	598,686
SBC COMMUNICATIONS INC GBL NT	5.875% 02/01/2012 DD 02/01/02	30,844
SCOTTISH PWR PLC NT	4.910% 03/15/2010 DD 03/21/05	520,160
SLM CORP MTN # TR 00013	3.625% 03/17/2008 DD 02/20/03	63,264
SLM STUDENT LN TR 03 2 CL A 3	VAR RT 12/15/2015 DD 03/04/03	1,751,233
SMALL BUS ADMIN CTF S-95 20B	8.150% 02/01/2015 DD 02/15/95	616,834
SMALL BUS ADMIN GTD PARTN 97-D	7.500% 04/01/2017	1,403,687
SMALL BUS ADMIN GTD PARTN 97-H	6.800% 08/01/2017	537,772
SMALL BUS ADMIN GTD PARTN CTF	1999-20 7.200% 10/01/2019	1,976,705
SMALL BUSINESS ADMIN 97-F	7.200% 06/01/2017 DD 06/01/97	226,580
SOCIETE GEN N A DISC	01/27/2006	1,578,528
SOCIETE GEN N A DISC	03/06/2006	1,780,253
SOCIETE GEN N A DISC	04/20/2006	3,054,885
SP POWERASSETS LTD #00001 144A	3.800% 10/22/2008 DD 10/22/03	291,234
SPRINT CAP CORP	6.875% 11/15/2028 DD 11/16/98	409,748
SPRINT CAP CORP	7.625% 01/30/2011 DD 01/25/01	606,458
SPRINT CAP CORP	7.625% 01/30/2011 DD 01/25/01	137,831
STRUCTURED ASSET 0121A CL 1A1	VAR RT 01/25/2032 DD 12/01/01	215,649
STRUCTURED ASSET 03-34A 3A3	VAR RT 11/25/2033 DD 10/01/03	736,628
STRUCTURED ASSET SECS 03 144A	3.357% 04/25/2031 DD 01/01/03	613,701
STRUCTURED ASSET SECS 04-5 1A	VAR RT 05/25/2034 DD 04/01/04	993,458
STRUCTURED ASSET SECS 04-6 3A2	VAR RT 06/25/2034 DD 05/01/04	1,218,325
SUMITOMO MITSUI BKG CORP 144A	VAR RT 07/29/2049 DD 07/22/05	224,156
SUNTRUST BK ATLANTA INSTL C/D	4.415% 06/15/2009 DD 06/02/04	231,191
SUNTRUST BKS INC SR NT	3.625% 10/15/2007 DD 08/06/04	357,072
SWEDBANK (FOR AB) DISC	01/18/2006	3,166,479
SWEDBANK (FOR AB) DISC	03/28/2006	3,362,558
SWEDISH EXPT CR CORP GLOBAL NT	3.500% 01/15/2008 DD 12/08/04	1,467,420
TCI COMMUN INC	8.750% 08/01/2015 DD 08/01/95	169,639
TELE COMMUNICATIONS INC DEB	7.875% 08/01/2013 DD 08/03/93	28,258
TELECOM ITALIA CAP GTD SR NT	4.950% 09/30/2014 DD 09/30/05	859,635
TELECOM ITALIA CAP GTD SR NT B	5.250% 11/15/2013 DD 05/15/04	235,500
TELEFONICA EUROPE B V US NT	7.750% 09/15/2010 DD 09/21/00	191,625
TENNESSEE VALLEY AUTH 2001 A	5.625% 01/18/2011 DD 01/18/01	2,060,520
TEXAS ST PUB FIN AUTH REV	3.125% 06/15/2007 DD 09/25/03	469,195
TIAA GLOBAL MKTS INC NT	3.875% 01/22/2008 DD 01/16/03	132,384
TIME WARNER ENTMT CO L P	7.250% 09/01/2008 DD 09/01/93	366,349
TIME WARNER ENTMT CO LP SR DEB	8.375% 03/15/2023 DD 09/15/93	289,063

Security Name	Security Description	Market Value
TOBACCO SETTLEMENT AUTH IOWA	6.500% 06/01/2023 DD 11/30/05	1,104,785
TOBACCO SETTLEMENT FING CORP	VAR RT 06/01/2015 DD 03/24/05	57,569
TOBACCO SETTLEMENT FING CORP	6.000% 06/01/2037 DD 08/28/02	1,037,070
TOBACCO SETTLEMENT FING CORP	6.375% 06/01/2032 DD 03/07/03	824,445
TYCO INTL GROUP SA	5.800% 08/01/2006 DD 07/30/01	170,716
TYCO INTL GROUP SA SR NT	6.375% 10/15/2011 DD 10/26/01	435,448
U S BK NATL ASSN MTN #TR00193	2.870% 02/01/2007 DD 02/09/04	366,911
U S TREAS BD STRIP PRIN PMT	8.75% 08/15/2020	2,193,000
U S TREAS STRIP GENERIC TINT	02/15/2014	1,114,880
U S TREAS STRIP GENERIC TINT	0.000% 08/15/2014 DD 02/15/85	680,300
U S TREAS STRIP GENERIC TINT	05/15/2014	1,377,000
U S TREASURY BILL	0.000% 03/02/2006 DD 09/01/05	178,265
U S TREASURY BONDS	08.875% 08/15/2017 DD 08/15/87	278,000
U S TREASURY BONDS	13.875% 05/15/2011 DD 05/15/81	7,550,938
U S TREASURY BONDS	08.875% 02/15/2019 DD 02/15/89	1,137,752
U S TREASURY BONDS	10.375% 11/15/2012 DD 11/15/82	1,641,853
U S TREASURY BONDS	6.250% 08/15/2023 DD 08/15/93	2,084,184
U S TREASURY NOTES	4.375% 08/15/2012 DD 08/15/02	4,000,800
U S TREASURY NOTES	4.250% 08/15/2013 DD 08/15/03	2,974,230
U S TREASURY NOTES	3.750% 05/15/2008 DD 05/15/05	5,324,940
U S TREASURY NOTES	4.250% 10/15/2010 DD 10/15/05	3,681,870
U S TREASURY NOTES	4.500% 11/15/2010 DD 11/15/05	5,531,350
U S TREASURY NOTES	06.500% 02/15/2010 DD 02/15/00	14,459,471
U S TREASURY NOTES	3.375% 10/15/2009 DD 10/15/04	5,216,400
U S TREASURY NOTES	3.625% 01/15/2010 DD 01/15/05	778,320
U S TREASURY NOTES	3.375% 02/15/2008 DD 02/15/05	489,850
U S TREASURY NOTES	2.500% 09/30/2006 DD 09/30/04	6,854,090
U S TREASURY NOTES	3.625% 04/30/2007 DD 04/30/05	1,890,270
U S TREASURY NOTES	3.500% 05/31/2007 DD 05/31/05	5,624,952
U S TREASURY NOTES	3.875% 07/31/2007 DD 07/31/05	2,083,620
U S TREASURY NOTES	4.000% 08/31/2007 DD 08/31/05	2,101,676
U S TREASURY NOTES	4.000% 09/30/2007 DD 09/30/05	1,122,542
U S TREASURY NOTES	4.375% 11/15/2008 DD 11/15/05	3,606,803
U S TREASURY NOTES	4.500% 11/15/2010 DD 11/15/05	377,138
U S TREASURY NOTES	4.500% 11/15/2015 DD 11/15/05	5,017,288
U S TREASURY NTS	4.125% 08/15/2008 DD 08/15/05	6,630,342
UBS FIN DEL INC DISC	01/18/2006	3,661,658
UBS FIN DEL INC DISC	01/19/2006	1,682,000
UBS FIN DEL INC DISC	01/26/2006	1,183,957
UNION PAC CORP NT	6.625% 02/01/2008 DD 02/03/98	335,663
UNITED STATES TREASURY BILL	0.000% 03/16/2006 DD 09/15/05	1,317,199
US 10YR TREAS NT FUT EXP 3/06	CALL MAR 2006 111.000	(5,000)
US 10YR TREAS NT FUT EXP MAR06	PUT MAR 06 107.000	(3,125)
US 10YR TREAS NTS FUTURE (CBT)	EXP MAR 06	—
US 5YR TREAS NTS FUTURE (CBT)	EXP MAR 06	—
US 5YR TREAS NTS FUTURE (CBT)	EXP MAR 06	—
US BANCORP MTN # TR 00148	3.950% 08/23/2007 DD 08/26/02	34,546
US BK NATL ASSN # TR 00205	2.400% 03/12/2007 DD 03/12/04	592,078
US CENT CR UN NT	2.750% 05/30/2008 DD 05/30/03	428,590
US TREAS BD FUTURE (CBT)	EXP MAR 06	—
US TREAS BD FUTURE (CBT)	EXP MAR 06	—
US TREASURY INFLATION INDEX NT	1.875% 07/15/2015 DD 07/15/05	3,425,017
US TREASURY INFLATION INDEX NT	0.875% 04/15/2010 DD 10/15/04	3,184,683
VERIZON NEW JERSEY DEB SER A	5.875% 01/17/2012 DD 01/22/02	766,886
VIRGINIA ELEC & PWR #TR 00038	5.730% 11/25/2008 DD 11/25/98	340,863
VODAFONE AIRTOUCH PLC NT	7.750% 02/15/2010 DD 08/15/00	548,242
VODAFONE AIRTOUCH PLC NT	7.750% 02/15/2010 DD 08/15/00	679,821
VODAFONE GROUP PLC	5.000% 09/15/2015 DD 08/08/05	48,703
VODAFONE GROUP PLC NEW NT	5.000% 12/16/2013 DD 09/22/03	29,466
WACHOVIA BK COML MTG 03-C6 A-4	5.125% 08/15/2035 DD 08/01/03	1,038,502
WACHOVIA BK NATL #SR00017	4.375% 08/15/2008 DD 08/08/05	321,292
WELLPOINT HEALTH NETWORKS NT	6.375% 06/15/2006 DD 06/15/01	402,624
WELLS FARGO & CO NEW GLOBAL NT	5.900% 05/21/2006 DD 05/23/01	326,268
WELLS FARGO & CO NEW NT	4.000% 08/15/2008 DD 08/05/04	505,344
WELLS FARGO & CO NEW NT	4.200% 01/15/2010 DD 12/06/04	262,869
WELLS FARGO & CO NEW NT	4.625% 08/09/2010 DD 08/08/05	227,125
WELLS FARGO MORTGAGE 05-16	VAR RT 10/25/2035 DD 09/01/05	1,818,326
WELLS FARGO MTG BKD 04-H A1	VAR RT 06/25/2034 DD 05/01/04	1,743,200
WISCONSIN ST GEN REV TXB-SER A	4.800% 05/01/2013 DD 12/18/03	446,679
WYETH NT 144A	5.500% 02/15/2016 DD 11/14/05	758,670
ZFS FIN USA TR I SER 1 144A	VAR RT 12/15/2065 DD 12/09/05	503,670

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

WESTINGHOUSE SAVINGS PROGRAM

Date: June 28, 2006	By:	/s/ ANTHONY G. AMBROSIO
Anthony G. Ambrosio
Member of the Retirement Committee